October 17, 2024

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Blaise Rhodes
Rufus Decker

Re:    Life Time Group Holdings, Inc.
Form 8-K dated October 15, 2024
File No. 001-40887
Dear Messrs. Rhodes and Decker:

On behalf of Life Time Group Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter setting forth the Company’s responses pursuant to a discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 16, 2024, with respect to the Company’s Form 8-K dated October 15, 2024 (the “Form 8-K”).

The bold and numbered paragraphs below set forth the comments of the Staff together with the Company’s response.

Form 8-K filed on October 15, 2024

1.The Staff requested that, to the extent that the Company includes any disclaimers in future filings and press releases related to the inclusion of preliminary financial results, the Company will include certain changes to its disclaimer as discussed with the Staff.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings and press releases that relate to the inclusion of preliminary financial results, the Company will include a disclaimer with the changes discussed, to the extent applicable. For illustrative purposes, such changes have been reflected in the disclaimer excerpted below:

Unaudited Preliminary Estimated Results for the Three Months Ended September 30, 2024

The Company’s unaudited preliminary estimated financial results are based on information available to us as of the date of this press release. The amounts set forth herein are subject to revision based upon the completion of our quarter-end financial closing process, a final review by our management, audit committee and independent registered public accounting firm (“Deloitte”) and the preparation of full financial statements and related notes. The unaudited preliminary estimated financial information included in this press release has been prepared by, and is the responsibility of, our management. Deloitte has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial information. Accordingly, Deloitte does not express an opinion or any other form of assurance with respect thereto.

The processes we have used to produce the unaudited preliminary estimated financial information required a greater degree of estimation and assumptions than required during a typical quarter-end closing process. During our completion of our closing process, we may identify additional items that require adjustments to the unaudited preliminary estimated financial information presented in this press release. The unaudited preliminary estimated financial information should not be considered a substitute for the unaudited condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2024, once they become available.

The preliminary estimated financial results presented in this press release do not purport to indicate our final results of operations for the three months ended September 30, 2024, nor are they necessarily indicative of any future period or any full fiscal year and should be read together with our audited consolidated financial statements and related notes, our unaudited condensed consolidated financial statements and related notes and our other financial information reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024 and June 30, 2024.

2.The Staff requested that, to the extent that the Company presents Adjusted EBITDA margin in future filings, it present the comparable GAAP financial measure, net income margin.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, to the extent the Company presents Adjusted EBITDA margin in a future filing, the Company will also present the comparable GAAP financial measure, net income margin, in such filing.

*    *    *

We hope that the foregoing has been responsive to the Staff’s comments. In connection with our response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of our disclosures in the filings.

Please do not hesitate to contact our internal counsel, Stuart McFarland, or me at 952-947-0000 with any questions or further comments you may have or if you wish to discuss the above.

Sincerely,

/s/ Erik Weaver

Erik Weaver
Executive Vice President & Chief Financial Officer
cc: (via e-mail)

Bahram Akradi, Chief Executive Officer, Life Time Group Holdings, Inc.
Erik Lindseth, General Counsel, Life Time Group Holdings, Inc.
Stuart McFarland, Vice President & Senior Associate General Counsel, Life Time Group Holdings, Inc.
Jason M. Licht, Latham & Watkins LLP